SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Press release: STARLIMS Announces First Quarter 2008 Financial Results; dated May 15, 2008

ITEM 1

STARLIMS Announces First Quarter 2008 Financial Results

Hollywood, Fla., May 15, 2008 – STARLIMS Technologies Ltd. (NASDAQ:LIMS), a leading provider of laboratory information management systems (LIMS), today announced financial results for the first quarter of fiscal 2008 ended March 31, 2008.

Total revenue for the first quarter of 2008 was $7.0 million, up 28.9% from $5.4 million reported in the first quarter of 2007. Product revenues were $4.7 million, up 36.8% from $3.4 million reported in the same period a year ago. Services revenues were $2.3 million, up 15.4% from $2.0 million reported in the same period a year ago.

“We had a solid start to 2008 signing two seven figure deals in the quarter and we are seeing strong demand for our products” said Itschak Friedman, CEO of STARLIMS. “We are very pleased with the initial launch of our integrated scientific document management system or SDMS. It has been well received in the marketplace and is becoming an increasingly important component to our solution as well as a major differentiator for STARLIMS against our competitors.”

STARLIMS’s business model is characterized by fairly large transactions, with a relatively high average selling price. Due to the two large deals we signed this quarter the average selling price (ASP) for the first quarter on direct sales rose to more than $800,000 in comparison to an ASP of $600,000 for 2007. Management believes that a comparison of STARLIMS’s results in a longer term perspective provides better insight into the underlying growth of our business and expects the ASP to return closer to 2007 levels in future quarters.

GAAP operating income for the first quarter of 2008 was $1.1 million or 15.8% of revenues, compared to $1.2 million or 21.6% of revenues for the first quarter of 2007. GAAP net income for the first quarter of 2008 was $1.4 million, or $0.16 per diluted share, compared to GAAP net income of $1.1 million, or $0.17 per diluted share, for the first quarter of 2007.

Non-GAAP operating income for the first quarter of 2008 was $1.2 million or 17.6% of revenues, compared to $1.2 million or 22.5% of revenues for the first quarter of 2007. Non-GAAP net income for the first quarter of 2008 was $1.5 million, or $0.17 per diluted share, compared to non-GAAP net income of $1.1 million, or $0.17 per diluted share, for the first quarter of 2007.

The following tables include a reconciliation of GAAP to non-GAAP income from operations and net income for the first quarter of 2008 and 2007.

Cash, cash equivalents and marketable securities amounted to $33.9 million on March 31, 2008, compared to $35.1 million on December 31, 2007. The decrease in cash was primarily due to the stock repurchase program and cash usage for operating activities.

STARLIMS Launches Informatics Consulting Business

STARLIMS announced on May 12, 2008 the establishment of its Informatics Consulting Business. STARLIMS acquired the assets of Laboratory Expertise Center, Inc. (LEC), a LIMS and laboratory informatics specialized consultancy, to increase the Company’s strategic consulting capabilities. The new unit, which will be headed by LEC Founder and President Randy Hice, will focus on providing strategic informatics consulting on the standardization and harmonization of large, multi-site, complex LIMS implementations. These services are increasingly necessary as global customers plan the strategies to gain the most effectiveness from their large distributed LIMS systems.

STARLIMS Acquires UK Partner

STARLIMS initially announced on February 14, 2008 that it had reached an agreement to the terms to acquire its long-standing UK partner. On May 14, 2008, the Company closed the transaction for an undisclosed amount. Management believes that the acquisition will enhance STARLIMS service capabilities in the United Kingdom and expand the Company’s European operations. STARLIMS has begun the integration process and is expanding the sales force to take advantage of the increasing number of opportunities in Europe.

Update to Stock Repurchase Program

STARLIMS purchased an aggregate of 90,727 common shares in the first quarter of 2008 for $681,000 or an average price of $7.54. The company approved the stock repurchase program on February 13, 2008, and enables STARLIMS to purchase an aggregate of $2 million of the Company’s common stock over a period of 18 months. At March 31, 2008, the Company had approximately $1.3 million remaining on its stock repurchase program.

Guidance

STARLIMS is reiterating its financial guidance for fiscal year 2008 that was provided on February 14, 2008. Management continues to expect total revenues of $27 to $29 million and GAAP EPS of $0.55 to $0.70, which includes approximately $0.05 of stock-based compensation expenses, amortization of intangibles related to acquisitions and other non-recurring expenses. The guidance assumes an annual tax rate of approximately 15% and estimated weighted average shares outstanding of 8.9 million during 2008.

Note on Use of Non-GAAP Financial Information

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles, or GAAP, STARLIMS uses non-GAAP measures of gross margin, net income and earnings per share, which are adjustments from results based on GAAP to exclude non recurring expenses, non-cash equity based compensation in accordance with SFAS 123(R) and amortization of intangibles related to acquisitions. Our management believes that the non-GAAP financial information provided in this release can assist investors in understanding and assessing the Company’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Our management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. Reconciliation between GAAP to non-GAAP statement of income is provided in the table below.

Conference Call and Webcast Information

STARLIMS will host a live webcast of this conference call on Thursday, May 15, at 8:30 a.m. Eastern Standard Time (15:30 Israeli time). The listen-only webcast can be accessed from the Investor Relations page of the Company’s web site at http://ir.starlims.com. Those interested in participating in the question and answer session should dial (303) 262-2130.

The webcast will be archived on the STARLIMS Technologies Investor Relations page of the Company’s website, at http://ir.starlims.com starting at 10:00 a.m. on Thursday, May 15, 2008. Alternatively, the conference call replay can be accessed by dialing (800) 405-2236, access code 11112064#.

About STARLIMS

STARLIMS Technologies Ltd. (NASDAQ: LIMS) is a leading provider of laboratory information management systems (LIMS), with over 20 years of LIMS experience. The Company’s flagship product, STARLIMS®, improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. With operations in the United States, Canada, the United Kingdom, Israel and Hong Kong, the Company serves over 500 organizations in 40 countries. For more information, please see http://www.starlims.com.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions, changes in demand for products and services, the timing and amount or cancellation of orders, loss of market share and other risks detailed from time to time in STARLIMS’s filings from time to time with the Securities and Exchange Commission. Such filings contain and identify these and other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of today.

STARLIMS TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data and per share data)

	December 31,	March 31,
	2 0 0 7	2 0 0 8
	Audited	Unaudited

ASSETS
Current Assets
Cash and cash equivalents	$31,704	$29,965
Restricted short-term deposits	195	238
Marketable securities - available-for-sale	1,012	1,668
Accounts receivable (net of allowance
for doubtful accounts of $192 and $215, respectively)	9,215	10,916
Other current assets	1,667	1,661

Total current assets	43,793	44,448

Long-Term Assets
Marketable securities - held-to-maturity	2,206	2,053
Other long-term assets	564	528
Fixed assets, net	1,601	1,587
Goodwill	1,326	1,277
Other assets, net	37	29

Total long-term assets	5,734	5,474

Total assets	$49,527	$49,922

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Trade accounts payable	$201	$606
Deferred revenues	2,276	2,814
Other current liabilities and accrued expenses	2,291	1,080

Total current liabilities	4,768	4,500

Long-Term Liabilities
Long-term deferred revenues	68	45
Accrued severance pay	52	50
Deferred taxes	841	740

Total long-term liabilities	961	835

Shareholders' Equity
Ordinary shares, NIS 1.00 par value;
authorized 15,000,000 shares; issued 9,994,544 shares;
outstanding 8,724,675 and 8,633,948 shares, respectively	3,151	3,151
Additional paid-in capital	30,893	31,015
Accumulated other comprehensive income	260	267
Retained earnings	12,267	13,608
Treasury stock, at cost - 1,269,869
and 1,360,596 ordinary shares, respectively	(2,773)	(3,454)

Total shareholders' equity	43,798	44,587

Total liabilities and shareholders' equity	$49,527	$49,922

STARLIMS TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except share data and per share data)

	Year ended December 31,	Three months ended March 31,
	2007	2007	2008
	Audited	Unaudited	Unaudited

Revenues
Software licensing	$10,656	$2,679	$3,655
Maintenance	3,241	727	1,005

Total product revenues	13,897	3,406	4,660
Services	9,878	2,001	2,309

Total revenues	23,775	5,407	6,969

Cost of revenues
Cost of products	374	6	146
Cost of services	8,095	1,820	2,307

Total cost of revenues	8,469	1,826	2,453

Gross profit	15,306	3,581	4,516

Operating expenses
Research and development	2,872	676	833
Selling and marketing	5,792	1,165	1,681
General and administrative	2,799	573	904

Total operating expenses	11,463	2,414	3,418

Operating income	3,843	1,167	1,098

Financial income, net	1,551	131	550

Income before income taxes	5,394	1,298	1,648

Income tax expense	885	187	278

Net income	$4,509	$1,111	$1,370

Basic earnings per share	$0.58	$0.17	$0.16

Weighted average number of ordinary
shares used in computing basic earnings per share	7,799,583	6,490,970	8,708,546

Diluted earnings per share	$0.57	$0.17	$0.16

Weighted average number of ordinary shares
used in computing diluted earnings per share	7,897,036	6,600,400	8,830,732

STARLIMS TECHNOLOGIES LTD.
NON-GAAP CONSOLIDATED
STATEMENTS OF INCOME
(U.S. dollars in thousands, except share data and per share data)

	Year ended December 31,	Three months ended March 31,
	2007	2007	2008
	Unaudited	Unaudited	Unaudited

Revenues
Software licensing	$10,656	$2,679	$3,655
Maintenance	3,241	727	1,005

Total product revenues	13,897	3,406	4,660
Services	9,878	2,001	2,309

Total revenues	23,775	5,407	6,969

Cost of revenues
Cost of products	374	6	146
Cost of services	8,066	1,817	2,271

Total cost of revenues	8,440	1,823	2,417

Gross profit	15,335	3,584	4,552

Operating expenses
Research and development	2,849	673	819
Selling and marketing	5,569	1,134	1,616
General and administrative	2,660	562	890

Total operating expenses	11,078	2,369	3,325

Operating income	4,257	1,215	1,227

Financial income, net	1,551	131	550

Income before income taxes	5,808	1,346	1,777

Income tax expense	976	199	299

Net income	$4,832	$1,147	$1,478

Basic earnings per share	$0.62	$0.18	$0.17

Weighted average number of ordinary shares
used in computing basic earnings per share	7,799,583	6,490,970	8,708,546

Diluted earnings per share	$0.61	$0.17	$0.17

Weighted average number of ordinary shares
used in computing diluted earnings per share	7,897,036	6,600,400	8,830,732

STARLIMS TECHNOLOGIES LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED
STATEMENTS OF INCOME

	Year ended December 31,	Three months ended March 31,
	2007	2007	2008
	Unaudited	Unaudited	Unaudited

GAAP total cost of revenues	8,469	1,826	2,453
Stock based compensation expenses	(29)	(3)	(36)

NON-GAAP total cost of revenues	8,440	1,823	2,417

GAAP Research and development expenses	2,872	676	833
Stock based compensation expenses	(23)	(3)	(14)

NON-GAAP Research and development expenses	2,849	673	819

GAAP Selling and marketing expenses	5,792	1,165	1,681
Stock based compensation expenses	(123)	(31)	(65)
Issuance related expenses	(100)	--	--

NON-GAAP Selling and marketing expenses	5,569	1,134	1,616

GAAP General and administrative expenses	2,799	573	904
Stock based compensation expenses	(9)	(2)	(6)
Issuance related expenses	(99)	--	--
Amortization of purchased intangible assets	(31)	(9)	(8)

NON-GAAP General and administrative expenses	2,660	562	890

GAAP total tax expenses	885	187	278
Taxes	91	12	21

NON-GAAP total tax expenses	976	199	299

STARLIMS TECHNOLOGIES LTD.
CONSOLIDATED CASH FLOWS
(U.S. dollars in thousands)

	Year Ended December 31,	Three months ended March 31,
	2007	2007	2008
	Audited	Unaudited	Unaudited

CASH FLOWS - OPERATING ACTIVITIES
Net income	$4,509	$1,111	$1,370

Adjustments to reconcile net income to cash provided by
(used in) operating activities:
Depreciation and amortization	510	97	144
Stock-based compensation	177	40	122
Gains related to marketable securities	(326)	(56)	(137)
Capital loss from sales of fixed assets	8	--	--
Increase (decrease) in accrued severance pay	20	12	(3)
Deferred income taxes	(732)	6	(71)
The effect of exchange rate changes	(241)	(33)	(145)
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	(30)	1,509	(1,616)
Increase (decrease) in allowance for doubtful accounts	(99)	(55)	23
Decrease (Increase) in other current assets	75	(42)	(23)
Increase (decrease) in trade accounts payable	(182)	(26)	409
Increase in deferred revenues	395	200	523
Increase (decrease) in other current liabilities	47	(559)	(1,197)

Net cash provided by ( used in) operating activities	4,131	2,204	(601)

CASH FLOWS - INVESTING ACTIVITIES
Investments in available-for-sale	(740)	(697)	(133)
Proceeds from sale of available-for-sale	1,563	1,821	129
Investment in held-to-maturity marketable securities	(1,706)	(589)	(385)
Proceeds from sale of held-to-maturity securities	1,685	--	--
Investments in deposits, net	(101)	65	33
Loans to employees, net	(64)	(24)	11
Proceeds from sale of property and equipment	10	--	--
Purchase of fixed assets	(523)	(215)	(122)

Net cash used in investing activities	124	361	(467)

CASH FLOWS - FINANCING ACTIVITIES
Proceeds from issuing of shares, net of issuance expenses	26,785	--	--
Deferred share issuance expenses	--	(238)	--
Proceeds from sale of treasury stock against exercise of options	17	5	--
Purchase of treasury stock by the Company	(93)	--	(681)
Dividends paid	(1,914)	(1,914)	--

Net cash provided by (used in) financing activities	24,795	(2,147)	(681)

THE EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	115	2	10

Increase (decrease) in cash and cash equivalents	29,165	420	(1,739)

Cash and cash equivalents at the beginning of the period	2,539	2,539	31,704

Cash and cash equivalents at the end of the period	$31,704	$2,959	$29,965

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousand)

NOTE 1 – SEGMENTAL DISCLOSURE

A.	Revenues by geographical areas

	Year ended December 31,	Three Months Ended March 31,
	2007	2007	2008
	Audited	Unaudited	Unaudited

North America	$16,094	$4,056	$5,283
Latin America	1,987	289	208
Europe	3,235	654	708
Asia	2,110	387	740
Israel	349	21	30

	$23,775	$5,407	$6,969

B.	Treasury stock

—	In February 2008, the Company adopted a share repurchase program, allowing it to repurchase up to $2,000 of company's ordinary shares over a period of 18 months in the open market, at times and prices that management considers appropriate, taking into account prevailing market conditions and other corporate considerations.
—	Up to the March 31, 2008, the company repurchased 90,727 of its ordinary shares under the program at a total purchase price of aproximatelly $ 681,000, or an average price of $7.54 per share.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: May 15, 2008